Exhibit 99.3

Additional Q&A provided in response to investor inquiries

Q: Can you tell me whether the Bayer/Monsanto deal requires any competition (antitrust) approvals? Will China be among them?

A: We recognize that this transaction will be reviewed by several jurisdictions, and we will work closely with all of the regulatory agencies involved. It is our policy not to comment further on details relating to regulatory approvals.

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Q: What measures were taken to prevent the risk of Bayer’s position being endangered by a fall in the price of its stock?

A: The transaction is the next logical step in our development as a Life Science company. The transaction is also attractive for Bayer stockholders. It offers considerable synergy potential and is expected to make a positive contribution to core earnings per share in the mid-single digit percentage range in the first full year after completion of the transaction and in the double-digit range thereafter.

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Q: Coming back to Glyphosate, independent of cancerogenicity or non-concerogenicity, we have lately seen Neonicotinoids getting under massive pressure and the same could very well happen to Glyphosate. Is that risk priced in?

A: Glyphosate is one of the most widely used broad-spectrum herbicides around the globe. Bayer is aware that a controversial debate concerning the assessment of glyphosate health risks has emerged, but all evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants.

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Q: Will Bayer be split up into two separated companies after the acquisition of Monsanto into a focused pharma-Company and a focused agro-Company?

A: We see ourselves as a Life Science company. As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health. Post transaction both our Healthcare businesses as well as the combined Crop Science businesses would contribute equally to overall group sales. Thus, Bayer would not primarily become a Crop Science company.

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Q: Might BAYER lose the flexibility to fuel Pharma R&D Pipeline Investments in the mid-term in case it’s required?

A: The acquisition of Monsanto reinforces Bayer as a global innovation-driven Life Science company with a deepened position in a long-term growth industry. As part of its strategy,

Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

We will continue our successful strategy post-transaction. Our strategy of achieving profitable growth in innovation-driven growing markets remains intact.

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Q: Will Monsanto’s GMO portfolio be purchased as well?

A: Yes, Monsanto’s GMO portfolio will be purchased as well. Together, we would draw on the collective expertise of both companies to build a leading agricultural player with exceptional innovation and R&D capabilities, to the benefit of farmers, our employees and the communities in which we operate. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics and Digital Farming platforms. Specifically, the combined company would benefit from Monsanto’s Seeds & Trait systems and Bayer’s broad Crop Protection portfolio across a comprehensive range of indications and crops.

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Q: Why would Bayer consider acquiring Monsanto given the reputational challenges?

A: Both companies are driven by a strong culture of innovation and science. And that is required to address the main challenge in agriculture, namely the combat for affordable and healthy food. It is an extraordinary opportunity for us to turn a great business into a world leader and deliver a transformational step in our life science focus. We are convinced that our heritage of transparency and sustainability allows us to transform Monsanto which can operate highly successful under the Bayer umbrella. We are committed to an open exchange with critical stakeholders. It is our strong belief that our heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s businesses and will be an important prerequisite to bring both successful businesses forward.

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Q: If glyphosate’s authorization in the EU is not renewed, will it have effect on decision to acquire Monsanto Company? / Does decision to buy Monsanto Company mean that Bayer does not consider genetically modified products and glyphosate dangerous for health?

A: On glyphosate: Glyphosate is one of the most widely used broad-spectrum herbicides around the globe. We expect glyphosate to remain a base herbicide option globally, with an important role especially in corn and soybean weed control strategies. Bayer is aware that a controversial debate concerning the assessment of glyphosate health risks has emerged, but all evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants.

On GMOs: At Bayer our mission is Science For A Better Life. GMO is all about science — and it is a relevant tool in the toolbox to fight hunger in the world. We have a commitment to transparency and open dialogue and that is how we will run the combined activities. We are convinced that we can address critical questions.

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General answer in different contexts

Thank you for your interest in our proposal to acquire Monsanto.

Bayer is a world-class innovation company with a more than 150-year history and core competencies in the fields of health care and agriculture. We develop new molecules for use in innovative products and solutions to improve the health of humans, animals and plants. With our products, we are contributing to finding solutions to some of the major challenges of our time such as the growing world population´s requirement for an adequate supply of food.

Modern agriculture is fundamental to this challenge: how to feed an additional three billion people in the world by 2050. This number represents about six times the population of Europe today.

This transaction would bring two highly complementary businesses together and would allow us to accelerate the creation of new solutions in agriculture.  Jointly we would provide a stronger integrated product offering, with a truly-complementary geographic fit — making us an even better partner to farmers around the world.

It is our strong belief that Bayer’s heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s business and will be an important prerequisite to bring both successful businesses forward.

We’ve made the first step by announcing an offer to acquire Monsanto and have just started this process. We have set up a website — www.advancingtogether.com  — to keep you updated and informed along the way. Please do not hesitate to contact us if you have any additional questions.

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Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.